Filed by Voya Investors Trust (SEC File Nos.: 33-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 1, 2015

Voya Investment Management

Client Talking Points

VY® Franklin Mutual Shares Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 14, 2015	VY® Franklin Mutual Shares Portfolio	Voya Large Cap Value Portfolio

The Board of Trustees (the “Board”) of VY® Franklin Mutual Shares Portfolio (the “Franklin Mutual Shares Portfolio”) and Voya Large Cap Value Portfolio (“LCV Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Franklin Mutual Shares Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 12, 2015, each Portfolio’s Board approved a proposal to merge Franklin Mutual Shares Portfolio into LCV Portfolio.
o	Shareholders of Franklin Mutual Shares Portfolio were sent a combined proxy statement and prospectus on or about June 19, 2015.
o	A shareholder meeting will be held on or about July 28, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 14, 2015.
o	Franklin Mutual Advisers, LLC serves as sub-adviser to Franklin Mutual Shares Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to LCV Portfolio. If the Merger is approved, shareholders in the Franklin Mutual Shares Portfolio will become shareholders in LCV Portfolio as of the close of business on or about August 14, 2015.
o	A prospectus supplement was filed on or about March 27, 2015 to notify shareholders of the changes.

July 1, 2015

Client Talking Points

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in August and September 2014, the Board directed Directed Services LLC. (“DSL”) to explore options regarding the Portfolio’s future in light of its performance history, its expense ratio relative to peer group funds, and its overall role on the Voya funds platform.
o	Similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	Franklin Mutual Shares Portfolio	Large Cap Value Portfolio
Investment Objective	The Portfolio seeks capital appreciation. Its secondary goal is income.	The Portfolio seeks long-term growth of capital and current income.

▪	What is the experience of the Voya Investment Management Team?

LCV Portfolio is managed by the Voya IM team of Christopher Corapi, Vincent Costa, Robert Kloss and Kristy Finnegan.

Christopher F. Corapi

Portfolio Manager

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA, Portfolio Manager and Head of the Portfolio Engineering Group

Mr. Costa, CFA, Portfolio Manager, also serves as the Head of the Portfolio Engineering Group responsible for managing quantitative research and both engineered and fundamental strategies.  Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and a Bankers Trust Company.

Robert M. Kloss, Portfolio Manager

Mr. Kloss, Portfolio Manager, joined Voya IM in 1992. Mr. Kloss is an analyst on the value team at Voya IM covering the financial services sector and a portfolio manager for the large cap value strategy. Since joining the firm, Mr. Kloss has served as an equity analyst and a portfolio manager for a variety of value-oriented funds. Previously, he was a principal of Phoenix Strategies, an investment management and consulting firm. He began his career with Wells Fargo Credit Corporation.

July 1, 2015

Client Talking Points

Kristy Finnegan, CFA, Assistant Portfolio Manager

Ms. Finnegan, Assistant Portfolio Manager, covers various sectors for Voya IM’s Value team. Ms. Finnegan joined Voya IM in November 2001 as an analyst covering the technology sector and later covering the consumer sectors. Prior to joining Voya IM, she was an investment banking analyst at SunTrust Equitable Securities in Nashville, Tennessee where she focused on deals primarily in the education and health care sectors.

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of LCV Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2014. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

The management agreement between DSL and Franklin Mutual Shares Portfolio provides for a “bundled fee” arrangement under which DSL provides (in addition to the advisory and administrative services) custodial, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The management agreement between DSL and LCV Portfolio provides for a management fee for which DSL provides advisory and administrative services only. Other services provided to LCV Portfolio are provided separately and at additional expense.

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Franklin Mutual Shares Portfolio	Large Cap Value Portfolio	Large Cap Value Portfolio Pro Forma
Class ADV
Management Fees	%	0.78	0.72[3]	0.71[5]
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75	0.75	0.75
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	1.53	1.50	1.49
Waivers and Reimbursements	%	-0.23[2]	-0.26[4]	-0.25[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.30	1.24	1.24

Class I
Management Fees	%	0.78	0.72[3]	0.71[5]
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	0.78	0.75	0.74
Waivers and Reimbursements	%	-0.08[2]	-0.11[4]	-0.10[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.70	0.64	0.64

Class S
Management Fees	%	0.78	0.72[3]	0.71[5]
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	1.03	1.00	0.99
Waivers and Reimbursements	%	-0.08[2]	-0.11[4]	-0.10[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.95	0.89	0.89

July 1, 2015

Client Talking Points

1.	Expense ratios have been adjusted to reflect current contractual rates.
2.	The Adviser is contractually obligated to limit expenses to 1.30%, 0.70%, and 0.95% for Class ADV, Class I, and Class S shares, respectively, through May 1, 2017. The Distributor is contractually obligated to waive 0.15% of the distribution fee for Class ADV shares through May 1, 2017. Termination or modification of these obligations requires approval by the Board.
3.	The portion of the Management Fees attributable to the advisory services is 0.62% and the portion of the Management Fees attributable to the administrative services is 0.10%.
4.	The Adviser is contractually obligated to limit expenses to 1.29%, 0.69%, and 0.94% for Class ADV, Class I, and Class S shares, respectively, through May 1, 2017. This obligation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. In addition, the Adviser is contractually obligated to further limit expenses to 1.25%, 0.65%, and 0.90% for Class ADV, Class I, and Class S shares, respectively, through June 19, 2016. These obligations do not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses. The Adviser is also contractually obligated to waive a portion of the management fee through May 1, 2017. The management fee waiver for the Portfolio is an estimated 0.01%. The Distributor is contractually obligated to waive 0.15% and 0.10% of the Class ADV shares through May 1, 2017. Termination or modification of these obligations requires approval by the Board.
5.	The portion of the Management Fees attributable to the advisory services is 0.61% and the portion of the Management Fees attributable to the administrative services is 0.10%.

▪	How does Franklin Mutual Shares Portfolio’s performance compare to Large Cap Value Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the table compares the Portfolios’ performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of the Portfolios’ Class ADV shares. Other class shares’ performance would be higher than Class ADV shares’ performance because of the higher expenses paid by Class ADV shares. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolios’ performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolios’ past performance is no guarantee of future results.

Franklin Mutual Shares Portfolio – Calendar Year Total Returns (as of December 31 of each year)

July 1, 2015

Client Talking Points

Best quarter: 2nd, 2009, 17.29% and Worst quarter: 4th, 2008, -21.53%
The Portfolio’s Class ADV shares’ year-to-date total return as of March 31, 2015: 2.38%.

Large Cap Value Portfolio – Calendar Year Total Returns (as of December 31 of each year)

Best quarter: 3rd, 2009, 13.04% and Worst quarter: 4th, 2008, -20.61%
The Portfolio’s Class ADV shares’ year-to-date total return as of March 31, 2015: 0.41%.

The performance is set out below.

Average Annual Total Returns %
(for the periods ended December 31, 2014)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Franklin Portfolio
Class ADV	%	6.91	11.11	N/A	3.18	04/30/07
S&P 500® Index[1]	%	13.69	15.45	N/A	6.67
Class I	%	7.61	11.81	N/A	3.86	04/30/07
S&P 500® Index[1]	%	13.69	15.45	N/A	6.67
Class S	%	7.38	11.52	N/A	3.61	04/30/07
S&P 500® Index[1]	%	13.69	15.45	N/A	6.67

Large Cap Value Portfolio
Class ADV	%	9.42	14.69	N/A	4.82	05/11/07
Russell 1000® Value Index[1]	%	13.45	15.42	N/A	4.93
Class I	%	10.09	15.35	N/A	5.41	05/11/07
Russell 1000® Value Index[1]	%	13.45	15.42	N/A	4.93
Class S	%	9.71	15.08	N/A	5.14	05/11/07
Russell 1000® Value Index[1]	%	13.45	15.42	N/A	4.93

July 1, 2015

Client Talking Points

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 large capitalization companies whose securities are traded on major U.S. stock markets.

The Russell 1000® Value Index is an unmanaged, comprehensive large-cap index measuring the performance of the largest 1,000 U.S. incorporated companies.

▪	How do the characteristics of the Portfolios compare?

The following table compares certain characteristics of the Portfolios as of December 31, 2014.

	Franklin Mutual Shares Portfolio		Large Cap Value Portfolio
Net Assets	$515 million		$1,780.2 million
Portfolio Turnover Rate	20		111
Sector Diversification[1] (as a percentage of net assets)	Financials	20.8%	Financials	28.5%
	Health Care	11.9%	Health Care	16.6%
	Information Technology	11.2%	Energy	10.9%
	Consumer Staples	11.1%	Consumer Staples	9.5%
	Consumer Discretionary	10.3%	Information Technology	8.8%
	Energy	9.0%	Consumer Discretionary	8.1%
	Industrials	4.4%	Industrials	7.6%
	Materials	4.0%	Utilities	4.5%
	Communications	2.6%	Materials	3.0%
	Utilities	1.9%	Telecommunication Services	1.2%
	Telecommunication Services	1.9%	Assets in Excess of Other Liabilities[3]	1.3%
	Consumer, Cyclical	1.5%	Net Assets	100.0%
	Municipal	0.3%
	Technology	0.2%
	Assets in Excess of Other Liabilities	8.9%
	Net Assets	100.0%
Top Ten Holdings[1,2] (as a percentage of net assets)	Medtronic, Inc.	3.0%	ExxonMobil Corp.	4.6%
	Microsoft Corp.	2.7%	Procter & Gamble Co.	3.5%
	Merck & Co., Inc.	2.6%	Pfizer, Inc.	3.4%
	White Mountains Insurance Group Ltd.	2.5%	JPMorgan Chase & Co.	3.4%
	Teva Pharmaceutical Industries Ltd. ADR	2.2%	Wells Fargo & Co.	3.3%
	Apple, Inc.	2.0%	Microsoft Corp	2.9%
	Twenty-First Century fox, Inc. Class B	1.9%	Merck & Co., Inc.	2.9%
	PNC Financial Services Group, Inc.	1.9%	Cisco Systems, Inc.	2.6%
	American International Group, Inc.	1.7%	United HealthGroup, Inc.	2.5%
	British American Tobacco PLC	1.7%	Citigroup, Inc.	2.2%

July 1, 2015

Client Talking Points

1.	Portfolio holdings are subject to change daily.
2.	With respect to Large Cap Value Portfolio, excludes short-term investments.
3.	Includes short-term investments.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Franklin Mutual Shares Portfolio with and into Voya Large Cap Value Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Portfolios carefully before investing. For a free copy of the Portfolios’ prospectuses, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectuses carefully before investing.

CN-0715-15218-0716